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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 12b-25

                         NOTIFICATION 0F LATE FILING

(Check One):

  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

                      For Period Ended:  March 31, 1996
                     [ ]  Transition Report on Form 10-K
                     [ ]  Transition Report on Form 20-F
                     [ ]  Transition Report on Form 11-K
                     [ ]  Transition Report on Form 10-Q
                     [ ]  Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                                Anacomp, Inc.
                           Full Name of Registrant

                                    None
                          Former Name if Applicable

             11550 North Meridian Street, Post Office Box 40888
          Address of Principal Executive Office (Street and Number)

                        Indianapolis, Indiana  46240
                          City, State and Zip Code
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)  The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 28, 1996, the U.S. Bankruptcy Court approved the Registrant's disclosure statement on the financial restructuring plan and gave the Registrant permission to distribute the disclosure statement and solicit votes on the plan.

On May 8, 1996, the voting on the plan ended. A vote tally showed overwhelming approval of the financial restructuring plan from each of the major voting groups.

A confirmation hearing to consider final approval of the Registrant's plan of reorganization is scheduled for May 17, 1996 in U.S. Bankruptcy Court in Delaware. The Registrant expects that the plan will be approved by the court and will become effective within two weeks following the hearing. Accordingly, the Registrant anticipates filing its March 31, 1996 Form 10-Q following an announcement of the results of the hearing. This timing will permit the registrant to discuss in greater detail the conclusion to their Chapter 11 Bankruptcy proceedings.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Donald L. Viles                  317/844-9666
                     Name                  Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                          [X]  Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X]  Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant incurred a loss of $10.7 million and $10.2 million, respectively, for the three and six months ended March 31, 1996 as compared to $8.2 million and $8.5 million, respectively for the same periods of the prior year. Included in current period are reorganization items of $23.3 million.
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                                ANACOMP, INC.
                 Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: May 16, 1996              	BY:
	     Donald L. Viles
 	     Executive Vice President and
	     Chief Financial Officer